

January 15, 2014

Via E-mail
Eric P. McCrady
Chief Executive Officer
Sundance Energy Australia Limited
633 17th Street
Suite 1950
Denver, CO 80202

>      **Re:    Sundance Energy Australia Limited**
>             **Registration Statement on Form F-1**
>             **Filed December 19, 2013**
>             **File No. 333-192953**

Dear Mr. McCrady:

We have reviewed your response letter dated December 19, 2013 as well as your registration statement and have the following additional comments.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1 Filed December 19, 2013

Prospectus Summary, page 1

Overview, page 1

1.     We note footnote 2 is appended to the column entitled "Probable/Possible Drilling Locations" in the table presented on page 4 and elsewhere on page 80; whereas, the referenced Netherland, Sewell & Associates, Inc. reserves report (Exhibit 99.4) does not disclose information relating to probable and/or possible reserves as of June 30, 2013.  In this regard, we also note the disclosure on page 7 and elsewhere on page 84 under the section "Extensive, Multi-Year Drilling Inventor" appears to reference certain probable

and possible drilling locations identified in the report (Exhibit 99.4). Please revise the disclosures in the Registration Statement to ensure consistency with the information disclosed in the Netherland, Sewell & Associates, Inc. reserve report as of June 30, 2013 (Exhibit 99.4).

Summary Reserve and Operations Data, page 17

2.      As it relates to your Phoenix prospect, please revise to provide the following:

   i.   Within the table of estimated proved reserves on page 17, provide a separate column presenting pro forma proved developed and undeveloped reserves as of June 30, 2013 giving effect to the divestiture, and
   ii.  Within the table of operations data on page 18, disclose the net sales volumes associated with the Phoenix prospect for each category disclosed for the nine month period ended September 30, 2013.

Operations Data, page 18

3.      Further to your response to comment 8 in our letter dated November 14, 2013, please amend the disclosure preceding the table on page 18 to omit the reference to natural gas and liquids.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 54

Overview, page 54

4.      We note your response to comment 13 from our letter to you dated November 14, 2013. Expand note (1) on page 55 to provide a cross-reference to the more detailed disclosure under "Our Competitive Strengths – Operating control of the majority of our asset portfolio."

Business, page 78

Our Competitive Strengths, page 84

Operating control over the majority of our asset portfolio, page 84

5.      Please revise your discussion of operating control and average working interest as of September 30, 2013 to indicate whether the figures presented reflect the divestiture of the Bakken properties.

Changes in Certifying Accountant, page 149

6.      We have read the clarifying language added to your disclosure on page 149 in response to prior comment 24, pertaining to the audit of your 2011 and 2012 financial statements. You indicate that Grant Thornton LLP, the U.S. member firm of Grant Thornton International Ltd., reissued the report originally issued by Grant Thornton South Australian Partnership, prior to its resignation in November 2012. We generally regard a change in audit responsibilities among foreign affiliates a change for which disclosures should be made pursuant to Item 16F of the Form 20-F guidance, applicable by way of Item 4(d) in Form F-1. However, we would like to understand the circumstances under which the reissuance was rendered and the reasons Grant Thornton South Australian Partnership was not directly providing the opinion that you included with your registration statement. In addition, please (i) describe the respective roles of the two offices involved in the issuance and reissuance of the audit opinion pertaining to your 2011 and 2012 financial statements, (ii) identify any periods during which Grant Thornton South Australian Partnership was registered with the PCAOB, and (iii) explain the rationale if there has been a change in identifying Grant Thornton LLP as the principal auditor rather than Grant Thornton South Australian Partnership. Please consult with your prior auditors as necessary to address this comment.

7.      In accordance with the requirements of Item 16F(a)(3) of Form 20-F, please provide a letter from Grant Thornton South Australian Partnership stating whether they agree with the statements made in this disclosure, and, if applicable, stating the respects in which they do not agree.

Sundance Energy Australia Limited

Unaudited Pro Forma Condensed Consolidated Financial Statements

Note 1 – Supplemental Pro Forma Oil and Gas Disclosures, page F-8

Estimated Net Quantities of Proved Oil and Gas Reserves, page F-8

8.      Please correct the horizontal summation error for pro forma consolidated total barrels of oil equivalent for Proved Developed and Undeveloped reserves.

Consolidated Financial Statements for September 30, 2013 and the Nine-Month Period Then Ended (Unaudited)

Note 5 – Assets Held for Sale, page F-18

9.      We note that all of your Bakken properties are classified as held for sale as of September 30, 2013. Please explain to us why you have not presented the results related to these properties as discontinued operations under IFRS 5.

Consolidated Financial Statements for June 30, 2012 and 2011 and the Years Then Ended

Note 1 – Statement of Significant Accounting Policies, page F-83

Estimates of Reserve Quantities, page F-90

10.     Please amend the Registration Statement to reconcile the disclosure on page F-90 with the comparable disclosure provided on page F-36.

Note 31 – Unaudited Supplemental Oil and Gas Disclosures, page F-114

11.     We acknowledge your response to comment 31 in our letter dated November 14, 2013; however, we re-issue our comment in part relating to the revised disclosure provided on page F-115.  Please expand your disclosure to provide an explanation for the significant changes due to the revisions of previous estimates for the period ending June 30, 2011.

12.     Regarding your response to comment 34 in our letter dated November 14, 2013, please expand your disclosure to clarify who prepared the reserves estimates disclosed on page F-115 as June 30, 2010.

Armadillo Petroleum Ltd (Formerly Texon Petroleum Ltd)

Consolidated Financial Statements for December 31, 2012 and the Year Then Ended

Note 31 – Unaudited Supplemental Oil and Gas Disclosures, page F-156

13.     Regarding your response to comment 36 in our letter dated November 14, 2013, please expand your disclosure to clarify who prepared the reserves estimates and information used in the computation of the standardized measure disclosed on pages F-157 and F-158, respectively.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Fay, Staff Accountant, at (202) 551-3812, or Mark Wojciechowski, Staff Accountant, at (202) 551-3759, if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551- 3699, with questions about engineering comments. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or me, at (202) 551-3740, with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc:     Mr. William D. Davis II